Exhibit 99.1

Maxar Technologies Advances Path to U.S. Domestication

WESTMINSTER, CO, Dec. 7, 2018 /CNW/ - Maxar Technologies (NYSE:MAXR) (TSX:MAXR) ("Maxar" or the "Company"), a global technology innovator powering the new space economy, today announced that the Supreme Court of British Columbia (the "Court") has granted approval for certain amendments made to the Company's plan of arrangement (the "Arrangement") that will permit the new, Delaware incorporated parent company to acquire the Company's common shares from the Company's shareholders directly rather than through an acquisition vehicle in certain circumstances. The Court previously issued a final order approving Maxar's proposed U.S. domestication Arrangement pursuant to the Business Corporations Act (British Columbia)

These amendments are intended to benefit the Company from a tax perspective and will have no direct impact on the Company's shareholders. Maxar shareholders approved the Company's U.S. domestication plan on November 16, 2018 and no additional shareholder approval for these amendments is required. A copy of the amending agreement setting forth these amendments will be filed with the Canadian securities regulatory authorities and will be available under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov and on the Company's website at www.maxar.com.

Subject to the satisfaction of customary conditions precedent, Maxar anticipates that the U.S. domestication will be completed on or about January 1, 2019.

About Maxar Technologies
As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements
Certain statements and other information included in this release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, as well as other statements referring to or including forward-looking information included in this release.  Such forward-looking statements include, but are not limited to, statements relating to the U.S. domestication and its timing, the required approvals and conditions precedent and other statements that are not historical facts.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this release. As a result, although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: failure of the U.S. domestication to be completed for any reason (or to be completed in a timely manner); failure to achieve the perceived benefits of the U.S. domestication; the incurrence of costs associated therewith beyond those estimated; unanticipated adverse tax consequences; and the other risk factors and other disclosures about the Company and its business and the U.S. domestication included in the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities (including the management information circular filed for the meeting), which are available online under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov or on the Company's website at www.maxar.com.

The forward-looking statements contained in this release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this presentation or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this release as a result of new information or future events, except as may be required under applicable securities legislation.

Investor Relations Contact:
Jason Gursky
Maxar VP Investor Relations
1-303-684-2207
jason.gursky@maxar.com

Media Contact:
Turner Brinton
Maxar Media Relations
1-303-684-4545
turner.brinton@maxar.com

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SOURCE Maxar Technologies Ltd.

View original content: http://www.newswire.ca/en/releases/archive/December2018/07/c6069.html

%CIK: 0001121142

CO: Maxar Technologies Ltd.

CNW 16:15e 07-DEC-18